Filed by Vistra Energy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dynegy Inc.

Commission File Number: 001-33443

Vistra Energy Corp. (“Vistra”) issued the following press release relating to financial results for the year ended 2017 and describes certain aspects of the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of October 29, 2017 (the “Merger Agreement”), by and between Vistra and Dynegy Inc.

Vistra Energy Reports 2017 Results

Above Midpoint of Guidance

IRVING, Texas, Feb. 26, 2018 — Vistra Energy (NYSE: VST):

Summary of Financial Results for the Year Ended December 31, 2017 (in millions):

Operating Revenues	$5,430
Net Income (Loss)	$(254)
Adjusted EBITDA[1]	$1,455
Operating Cash Flow	$1,386
Adjusted Free Cash Flow[1]	$831

2017 Highlights:

•	Delivered full-year adjusted EBITDA in top quartile of narrowed guidance range and adjusted free cash flow conversion ratio of nearly 60%

•	Announced planned merger with Dynegy, creating the leading integrated power company; merger on track to close in the second quarter of 2018

•	Announced acquisition and development of Upton 2, one of the largest solar projects in Texas, and the acquisition of Odessa, a 1,054 MW CCGT with access to deeply discounted gas supply in West Texas

•	Retired three uneconomic coal plants: Big Brown, Monticello, and Sandow totaling ~4,200 MW (the “Retired Plants”), while also receiving $237.5 million in cash from Alcoa in exchange for the early settlement of certain long-term agreements at the now-retired Sandow facility

•	Exceeded support cost reduction target of $225 million by more than 10% and reduced 2017 capital expenditures by more than $90 million — a $15 million improvement over the $75 million target

•	Identified an annualized $50 million of EBITDA enhancements via operations performance initiative

•	Delivered 2017 realized prices 44% over settled prices

•	Reduced annual residential customer net attrition to 0.4% – our lowest level since 2008

•	Reduced borrowing cost on credit facilities by approximately $66 million on an annualized basis through various repricing transactions executed from February 2017 through February 2018

[1]	Adjusted EBITDA and adjusted free cash flow are non-GAAP financial measures. See the “Reg G Reconciliations” tables for further details.

Vistra Energy - Press Release

Feb. 26, 2018, Page 2

Vistra Energy (NYSE: VST), the parent company for TXU Energy and Luminant, today reported financial results for the 12 months ended Dec. 31, 2017. Vistra reported a full year 2017 net loss of $254 million, primarily due to the $451 million write-down of its deferred tax asset balance as a result of tax reform’s reduction in the federal corporate tax rate from 35% to 21%, as well as the $206 million charge related to Vistra’s decision in 2017 to retire three coal plants. Cash provided by operating activities was $1.386 billion for the same period. Adjusted EBITDA for the full year was $1.455 billion and adjusted free cash flow was $831 million.

Curt Morgan, Vistra Energy’s chief executive officer, commented, “Our company delivered excellent results in 2017 in the face of fairly significant headwinds, including mild weather and a two-month unplanned outage at Comanche Peak Unit 2 in the summer of 2017. The fact that we were able to deliver adjusted EBITDA in the top quartile of our narrowed guidance range despite these headwinds speaks volumes about the performance of our business teams. Through disciplined cost management, continued customer satisfaction and retention efforts, and value-added execution from our commercial operations, we concluded the year delivering strong financial results, reducing 2017 support costs and capital expenditures by more than $40 million beyond our $300 million target, realizing wholesale prices 44% over settled prices, and reducing annual residential customer net attrition to 0.4%—our lowest level since 2008. I am proud of our employees for their work ethic and commitment, and I look forward to what we plan to achieve in 2018, starting with closing the anticipated merger with Dynegy and working to achieve or exceed the $350 million of projected synergies and operational improvements.”

Segment Results

For the full year, the Retail segment reported operating income of $461 million and adjusted EBITDA of $779 million, within its adjusted EBITDA guidance range of $760–$810 million. Results were driven by strong margin and cost management, coupled with favorable customer attrition and mix, all of which helped to offset abnormally mild weather in the first quarter of 2017.

The Wholesale segment reported an operating loss of $186 million, including the $206 million charge related to the Retired Plants, and adjusted EBITDA of $696 million for 2017, exceeding the high end of its adjusted EBITDA guidance range of $630–$680 million. Results were driven by strong commercial performance and disciplined cost management throughout the year. Full-year performance was partially impacted by the Comanche Peak Unit 2 unplanned outage in the summer of 2017.

Plant Retirements and Early Settlement of Sandow Agreements

In October 2017, Vistra Energy filed notices with the Electric Reliability Council of Texas (“ERCOT”) stating its plans to retire its Monticello, Sandow, and Big Brown generation plants. Late in 2017, Vistra received determinations from ERCOT that these retirements would not impact system reliability, and the company has since retired the plants as scheduled on Jan. 4, Jan. 11, and Feb. 12, 2018, respectively.

Also in October, Vistra and Alcoa entered into a contract termination agreement, resulting in an early settlement of certain power and mining agreements related to the Sandow facilities. In consideration for the early termination, Alcoa made a one-time cash payment to Luminant of $237.5 million.

Vistra Energy - Press Release

Feb. 26, 2018, Page 3

Asset Closure Segment

Beginning in the first quarter of 2018, Vistra Energy will be reporting the financial results of a new segment titled “Asset Closures,” which will include the financial results related to the closure and remediation activities of its Retired Plants. Vistra’s ongoing wholesale and retail operations will continue to be reported separately. Vistra is introducing the Asset Closure segment in 2018 to more closely align financial reporting with how management and the board of directors will be evaluating Vistra’s business operations going forward, as well as to provide investors with a better understanding of the performance and earnings power of Vistra’s ongoing operations.

Proposed Merger with Dynegy

On Oct. 30, 2017, Vistra Energy announced the execution of a definitive merger agreement with Dynegy, creating the leading integrated power company across the key competitive power markets in the United States. Vistra estimates the combination could create nearly $4 billion in equity value for the benefit of both companies’ shareholders via expected EBITDA, free cash flow, and tax synergies, as well as operational improvements. The proposed company is also expected to benefit from geographic, fuel, market, and earnings diversification, while still maintaining a strong balance sheet and liquidity profile.

Vistra and Dynegy have each scheduled a special meeting of its stockholders on March 2, 2018 to vote on the approval of the merger. Assuming affirmation by both companies’ stockholders and the timely receipt of applicable regulatory approvals, Vistra anticipates the merger will close in the second quarter of 2018.

Liquidity

As of Dec. 31, 2017, Vistra Energy had total available liquidity of approximately $2.328 billion, including cash and cash equivalents of $1.487 billion, $7 million in available letter of credit capacity under its term loan C facility, and $834 million of availability under its revolving credit facility, which remained undrawn but had $26 million of letters of credit outstanding as of Dec. 31, 2017. Liquidity increased by approximately $244 million in the fourth quarter of 2017, primarily due to the proceeds received from the Sandow contract settlement.

2018 Guidance

Vistra Energy is not changing its 2018 stand-alone guidance at this time. However, in recent months forward power prices have improved and spark spreads in ERCOT have expanded for 2018 and 2019, as well as in key markets where Dynegy operates. Vistra Energy believes this recent upward movement in the various forward curves could provide an improved outlook for the combined entity in 2018 and 2019.

Vistra plans to provide 2018 guidance for the combined entity following the closing of the merger.

Earnings Conference Call

Vistra Energy will host a conference call today, Feb. 26, 2018, beginning at 11 a.m. EST (10 a.m. CST) to discuss these results and related matters. The live, listen-only webcast of the conference call and the accompanying slides that will be discussed on the call can be accessed via the investor relations section of Vistra’s website at www.vistraenergy.com. For those unable to participate in the live event, a replay of the call will be available on the Vistra website for one year following the call.

Vistra Energy - Press Release

Feb. 26, 2018, Page 4

About Non-GAAP Financial Measures and Items Affecting Comparability

“Adjusted EBITDA” (EBITDA as adjusted for unrealized gains or losses from hedging activities, tax receivable agreement obligations, reorganization items, and certain other items described from time to time in Vistra Energy’s earnings releases) and “adjusted free cash flow” (cash from operating activities excluding changes in margin deposits and working capital and adjusted for capital expenditures, other net investment activities, preferred stock dividends, and other items described from time to time in Vistra Energy’s earnings releases) are “non-GAAP financial measures.” A non-GAAP financial measure is a numerical measure of financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in Vistra Energy’s consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows. Non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable GAAP measures. Vistra Energy’s non-GAAP financial measures may be different from non-GAAP financial measures used by other companies.

Vistra Energy uses adjusted EBITDA as a measure of performance and believes that analysis of its business by external users is enhanced by visibility to both net income prepared in accordance with GAAP and adjusted EBITDA. Vistra Energy uses adjusted free cash flow as a measure of liquidity and believes that analysis of its ability to service its cash obligations is supported by disclosure of both cash provided by (used in) operating activities prepared in accordance with GAAP as well as adjusted free cash flow. The schedules attached to this earnings release reconcile the non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Media

Allan Koenig

214-875-8004

Media.Relations@vistraenergy.com

Analysts

Molly Sorg

214-812-0046

Investor@vistraenergy.com

About Vistra Energy

Vistra Energy is a premier Texas-based energy company focused on the competitive energy and power generation markets through operation as the largest retailer and generator of electricity in the growing Texas market. Our integrated portfolio of competitive businesses consists primarily of TXU Energy and Luminant. TXU Energy sells retail electricity and value-added services (primarily through our market-leading TXU Energy™ brand) to approximately 1.7 million residential and business customers in Texas. Luminant generates and sells electricity and related products from our diverse fleet of generation facilities totaling approximately 14,000 MW of generation in Texas, including 2,300 MW fueled by nuclear power, 4,000 MW fueled by coal, and 7,500 MW fueled by natural gas, and is a large purchaser of renewable power including wind and solar-generated electricity. The company is currently developing one of the largest solar facilities in Texas by capacity.

Cautionary Note Regarding Forward-Looking Statements

The information presented herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Vistra Energy operates and beliefs of and assumptions made by Vistra Energy’s management, involve risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of Vistra Energy or the combined company. All statements, other than statements of historical facts, are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “shall,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would,” “guidance,” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. Readers are cautioned not to place undue reliance on forward-looking statements. Although Vistra Energy believes that in making any such forward-looking statement, Vistra Energy’s expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and risks that could cause results to differ materially from those projected in or implied by any such forward-looking statement, including but not limited to (i) the failure to consummate or delay in consummating the proposed merger transaction with Dynegy; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated or that cause the parties to abandon the proposed transaction; (iv) the effect of the announcement of the proposed transaction on Vistra Energy’s relationship with its customers and its operating results and businesses generally (including the diversion of management time on transaction-related issues); (v) the risk that the credit ratings of the combined company or its subsidiaries are different from what Vistra Energy expects; (vi) adverse changes in general economic or market conditions (including changes in interest rates) or changes in political conditions or federal or state laws and regulations; (vii) the ability of the combined company to execute upon the strategic and performance initiatives contemplated herein (including the risk that Vistra Energy’s businesses will not be integrated successfully or that the cost savings, synergies and growth from the proposed transaction will not be fully realized or may take longer to realize than expected); (viii) there may be changes in the trading prices of Vistra Energy’s and Dynegy’s common stock prior to the closing of the proposed transaction; and (ix) those additional risks and factors discussed in reports filed with the SEC by Vistra Energy from time to time, including (a) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and (b) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Dynegy’s annual report on Form 10-K for the fiscal year ended December 31, 2017.

Any forward-looking statement speaks only at the date on which it is made, and except as may be required by law, Vistra Energy undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of them; nor can Vistra Energy assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Vistra Energy - Press Release

Feb. 26, 2018, Page 5

Additional Information about the Transaction and Where to Find It

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy and Dynegy. The proposed transaction will be submitted to the respective stockholders of Dynegy and Vistra Energy for their consideration. In connection with the proposed merger, Vistra Energy has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Vistra Energy and Dynegy that also constitutes a prospectus of Vistra Energy (the “joint proxy statement”), which joint proxy statement which has been mailed or otherwise disseminated to Vistra Energy stockholders and Dynegy stockholders. Vistra Energy and Dynegy also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VISTRA ENERGY, DYNEGY, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the joint proxy statement and other relevant documents (if and when they become available) filed by Vistra Energy and Dynegy with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Vistra Energy with the SEC will be available free of charge on Vistra Energy’s website at www.vistraenergy.com or by contacting Vistra Energy Investor Relations at 214-812-0046 or at investor@vistraenergy.com. Copies of the documents filed by Dynegy with the SEC will be available free of charge on Dynegy’s website at www.dynegy.com or by contacting Dynegy Investor Relations at (713) 507-6466 or at ir@dynegy.com.

Certain Information Regarding Participants in the Solicitation

Vistra Energy and Dynegy and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about Vistra Energy’s directors and executive officers in Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and on its website at www.vistraenergy.com. You can find information about Dynegy’s directors and executive officers in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 30, 2017, and on its website at www.dynegy.com. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Vistra Energy or Dynegy using the sources indicated above.

No Offer of Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Vistra Energy - Press Release

Feb. 26, 2018, Page 6

VISTRA ENERGY CORP.

CONDENSED STATEMENT OF CONSOLIDATED INCOME

YEAR ENDED DECEMBER 31, 2017

(Millions of Dollars, Except Earnings Per Share)

Operating revenues	$5,430
Fuel, purchased power costs and delivery fees	(2,935)
Operating costs	(973)
Depreciation and amortization	(699)
Selling, general and administrative expenses	(600)
Impairment of long-lived assets	(25)

Operating income	198
Other income	37
Other deductions	(5)
Interest expense and related charges	(193)
Impacts of Tax Receivable Agreement	213

Income before income taxes	250
Income tax expense	(504)

Net income	$(254)

Weighted average shares of common stock outstanding:
Basic	427,761,460
Diluted	427,761,460
Net income per weighted average share of common stock outstanding:
Basic	$(0.59)
Diluted	$(0.59)

Vistra Energy - Press Release

Feb. 26, 2018, Page 7

VISTRA ENERGY CORP.

STATEMENT OF CONSOLIDATED CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

(Millions of Dollars)

Cash flows — operating activities:
Net loss	$(254)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	835
Deferred income tax expense, net	418
Unrealized net loss from mark-to-market valuations of derivatives	116
Impairment of long-lived assets	25
Impacts of Tax Receivable Agreement	(213)
Increase in asset retirement obligation liability	112
Accretion expense	60
Other, net	69
Changes in operating assets and liabilities:
Accounts receivable — trade	7
Inventories	22
Accounts payable — trade	(30)
Commodity and other derivative contractual assets and liabilities	(1)
Margin deposits, net	146
Accrued interest	(10)
Alcoa contract settlement	238
Tax Receivable Agreement payment	(26)
Major plant outage deferral	(66)
Other — net assets	4
Other — net liabilities	(66)

Cash provided by operating activities	1,386

Cash flows — financing activities:
Repayments/repurchases of debt	(191)
Other, net	(10)

Cash used in financing activities	(201)

Cash flows — investing activities:
Capital expenditures	(114)
Nuclear fuel purchases	(62)
Solar development expenditures	(190)
Odessa acquisition	(355)
Changes in restricted cash	186
Proceeds from sales of nuclear decommissioning trust fund securities	252
Investments in nuclear decommissioning trust fund securities	(272)
Other, net	14

Cash used in investing activities	(541)

Net change in cash and cash equivalents	644
Cash and cash equivalents — beginning balance	843

Cash and cash equivalents — ending balance	$1,487

Vistra Energy - Press Release

Feb. 26, 2018, Page 8

VISTRA ENERGY CORP.

REG G RECONCILIATIONS - ADJUSTED EBITDA

Year Ended DECEMBER 31, 2017

(Unaudited) (Millions of Dollars)

	Wholesale Generation	Retail Electricity	Eliminations / Corp and Other	Vistra Energy Consolidated
Net income (loss)	$(181)	$495	$(568)	$(254)
Income tax expense (benefit)	—	—	504	504
Interest expense and related charges	21	—	172	193
Depreciation and amortization (a)	312	430	39	781

EBITDA before adjustments	$152	$925	$147	$1,224
Unrealized net (gain) loss resulting from hedging transactions	317	(171)	—	146
Generation plant retirement expense	206	—	—	206
Fresh start accounting impacts	13	46	—	59
Impacts of Tax Receivable Agreement	—	—	(213)	(213)
Reorganization items and restructuring expenses	—	—	3	3
Non-cash compensation expenses	—	—	19	19
Transition and merger expenses	8	1	18	27
Other, net	—	(22)	6	(16)

Adjusted EBITDA	$696	$779	$(20)	$1,455

(a)	Includes nuclear fuel amortization of $82 million.

Vistra Energy - Press Release

Feb. 26, 2018, Page 9

VISTRA ENERGY CORP.

REG G RECONCILIATIONS – ADJUSTED FREE CASH FLOW

YEAR ENDED DECEMBER 31, 2017

(Unaudited) (Millions of Dollars)

Adjusted EBITDA	$1,455
Interest paid, net (a)	(222)
Taxes paid	(64)
Payments funded from restructuring escrow accounts	(32)
Alcoa contract early termination settlement (b)	227
Working capital and margin deposits	172
Merger expenditures	(5)
Reclamation and remediation	(36)
Changes in other operating assets and liabilities	(109)

Cash provided by operating activities	$1,386
Capital expenditures	(114)
Nuclear fuel purchases	(62)
Solar development expenditures	(190)
Odessa acquisition	(355)
Other net investing activities (c)	(6)

Free cash flow	$659
Working capital and margin deposits	(172)
Solar development expenditures	190
Odessa acquisition	355
Payments funded from restructuring escrow accounts	32
Alcoa contract early termination settlement	(238)
Merger expenditures	5

Adjusted free cash flow	$831

(a)	Net of interest received. Excludes fees paid on Vistra Operations Credit Facility repricing in February 2017, August 2017 and December 2017.
(b)	Less $11 million gain recognized related to the settlement reflected in Adjusted EBITDA.
(c)	Includes investments in and proceeds from the nuclear decommissioning trust fund and other net investing cash flows, but excludes changes in restricted cash.